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Independent Accountants' Report

The Board of Directors
Banknorth Mortgage Company, Inc.

We have examined management's assertion about Banknorth Mortgage Company, Inc.'s (the Company's), a wholly owned subsidiary of First Vermont Bank and Trust Company (whose parent company is Banknorth Group, Inc.), compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1998, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998, is fairly stated, in all material respects.

KPMG LLP

January 22,1999